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Exhibit 12.01

NORTHERN STATES POWER COMPANY AND SUBSIDIARY COMPANIES
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
Thousands of Dollars

	1999	1998	1997	1996	1995
Earnings:
Net Income	$224,336	$282,373	$237,320	$274,539	$275,795
Add
Taxes based on income(1)
Federal income taxes	95,540	112,003	105,733	153,515	142,492
State income taxes	25,164	26,005	23,008	40,635	34,988
Deferred income taxes-net	(19,023)	(1,017)	(5,902)	(30,561)	(11,076)
Tax credits—net	(39,438)	(34,554)	(26,365)	(17,395)	(14,409)
Foreign income taxes	4,040	2,358	236	616	233
Fixed charges	242,124	185,794	169,377	141,961	133,328
Deduct
Undistributed equity in earnings of unconsolidated affiliates(2)	27,956	22,754	5,364	25,976	41,870

Earnings	$504,787	$550,208	$498,043	$537,334	$519,481

Fixed charges:
Interest charges, excluding AFC—debt, per statement of income	226,374	170,044	154,940	141,961	133,328
Distributions on redeemable preferred securities of subsidiary trust	15,750	15,750	14,437	—	—

Total fixed charges	$242,124	$185,794	$169,377	$141,961	$133,328

Ratio of earnings to fixed charges	2.1	3.0	2.9	3.8	3.9

(1)
Includes income taxes included in Other Income (Expense).

(2)
Includes losses of unconsolidated affiliates accounted for under the equity method.

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NORTHERN STATES POWER COMPANY AND SUBSIDIARY COMPANIES STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES Thousands of Dollars